

Mail Stop 3561

August 8, 2017

Scott Sheldon
Chief Financial Officer
Allegiant Travel Company
1201 N. Town Center Drive
Las Vegas, NV 80144

      Re: **Allegiant Travel Company**
              Form 10-K for the fiscal year ended December 31, 2016
              Filed February 24, 2017
              File No. 001-33166

Dear Mr. Sheldon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Trends, page 29

1. Please quantify the total expected impact of the retirement of the MD-80 aircraft on the related accelerated depreciation expense.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

2. We note that depreciation in future periods will outpace prior periods due to several factors including the retirement of the MD-80 aircraft, the addition of new aircraft into service, as well as major maintenance of your Airbus aircraft under the deferral method of accounting. Please revise your discussion of changes in depreciation between periods to quantify each of the above factors' contribution to the overall change in the amount.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure